

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Ronald Davis
President
OICco Acquisition IV, Inc.
4412 8th St. SW
Vero Beach, FL 32968

> **Re: OICco Acquisition IV, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 8, 2010**
> **File No. 333-165760**

Dear Mr. Davis:

        We have reviewed your amended filing and response letter and have the following comments. Please note that references to prior comments refer to our comment letter dated August 26, 2010.

Prospectus Cover Page, page 3

1.   Your cover page continues to state that the prospectus is dated May 17, 2010, subject to completion. Please update this disclosure as appropriate in future amendments.

Summary Information and Risk Factors

Rights and Protections Under Rule 419, page 4

2.   You state that the "net proceeds of this offering will be placed in an escrow account until the completion of a merger or acquisition as detailed herein." Please revise to clarify that up to 10% of the proceeds may be released to the company in accordance with Rule 419 following completion of the offering, which is expected to occur prior to entry into an acquisition agreement, as you indicate elsewhere in the prospectus.

The Offering, page 6

3.   On page 6 you state that "[t]he proceeds from any sale by the selling shareholder will also be held in escrow but will not count towards computation of the minimum offering" by the company. This disclosure appears to suggest that shares held by the selling shareholder may be sold prior to achievement of the minimum offering amount in the primary offering by the company, which is inconsistent with disclosure elsewhere in your filing that states that all 1,000,000 shares being offered for sale by the company must be sold before any of the 8,000,000 shares held by the selling

shareholder are sold. Please revise to ensure that you describe in a consistent and accurate manner how the primary and resale offerings will be conducted.

"Conflicts of interest…," page 10

4.   We note the revisions you have made to this risk factor pursuant to prior comments 11 through 14. You have not, however, revised the statement that your sole officer and director "may in the future participate in other business ventures which compete directly with the Company" to reflect that he appears to be engaged currently in other business ventures, such as the other blank check companies with which he is involved, that may compete directly with OICco Acquisition IV. See prior comment 11. In this regard, as suggested in prior comment 15, please identify by name the other blank check companies with which Mr. Davis is involved and describe his involvement with them in the forepart of this risk factor, as opposed to near the end of the risk factor where this information currently appears.

"Conflicts relating to the sale of securities," page 10

5.   We note the subheadings you have added in response to prior comment 13. However, it is unclear from the revised disclosure why the events or situations identified under this subheading will present conflicts relating to the sale of securities. In this regard, explain more clearly why Mr. Davis's continued significant equity position in Rangeford Resources may present conflicts of interest with respect to the sale of the company's securities; or otherwise revise your disclosure as appropriate.

"Conflicts relating to the location of merger/acquisition targets," page 10

6.   As previously requested, please revise references to your "officers and directors" to reflect that the company currently has a sole officer and director.

Plan of Distribution, page 15

7.   You state as follows on page 16: "All subscription funds will be held in the Escrow Account until the earlier of: (i) consummation of an acquisition meeting the requirements of Rule 419 or (ii) 18 months have passed from the date of the prospectus and no such acquisition has been consummated and no funds shall be released to OICco Acquisition II, Inc. until such a time as the escrow conditions are met."   Please revise this statement to refer to OICco Acquisition IV, Inc. instead of OICco Acquisition II, Inc. Further, we note that this statement appears inconsistent with disclosure later in this same paragraph that indicates that all proceeds will be returned to investors if the minimum offering is not achieved within 180 days (or 360 days if the company extends the offering period), and it also appears inconsistent with disclosure elsewhere in the filing that states that up to 10% of the subscription funds may be released after closing of the offering in accordance with Rule 419. Please revise.

8.   We note the revisions to your filing made in response to prior comment 18. Please identify the insured depositary institution to which you refer, and clarify who will make the determination as to whether the minimum offering amount is achieved within the 180- or 360-day offering period, as previously requested.

Market Price of and Dividends on the Issuer's Common Stock

Market Price, page 21

9.   We re-issue prior comment 16. In this section and elsewhere where you refer to future trading of the company's common stock, as previously requested, please clarify that other than pursuant to certain exceptions permitted by Rule 419, no trading in your common stock being offered will be permitted until the completion of a business combination meeting the requirements of Rule 419. See Rule 419(b)(3)(ii) and (e).

Legal Proceedings, page 20

10.   We note the revisions you have made to this section in response to prior comment 20. Your response indicates that you have disclosed the amount of the fine levied by Oregon regulators against Mr. Davis; however, we are unable to locate the amount of this fine in the revised disclosure. Please further revise or advise.

Background of Directors, Executive Officers, Promoters and Control Persons, page 26

General

11.   We refer to prior comment 25. The disclosure in this section continues to contain a number of apparent inconsistencies, including the following as examples only:
- The second full paragraph of this section discusses Mr. Davis's involvement with Genesis Corporate Development in the present tense but then states that the company has been dissolved.
- You state that Mr. Davis provides consulting services through Walker, Bannister & Dunn, LLC and that he "spends approximately 20% of his time towards the development of [the business of Bella Viaggio]"; yet you indicate elsewhere that Mr. Davis's current business activities relate solely to his involvement in blank check companies.

As previously requested, please further reorganize and revise this section to provide clear, consistent, and updated disclosure.

Involvement with Reporting and Public Companies, page 27

12.   We note that you have added disclosure indicating that Mr. Davis is involved with a blank check company called Cheetah Holding Corp., in addition to the other blank check companies with which he is involved. We note further that Cheetah Holding

Corp. has a pending registration statement on Form S-1 (file no. 333-168637) relating to an offering of securities pursuant to Rule 419. Please expand your "Conflicts of Interest" discussion to address specifically Mr. Davis's involvement in Cheetah Holding Corp. and any material conflicts of interest relating to the registrant that may arise from such involvement. State the priority and preference Cheetah Holding Corp. has vis-à-vis OICco Acquisition IV with respect to the marketing of securities and the presentation of business opportunities. Please also provide appropriate risk factor disclosure; for example, expand the conflicts of interest risk factor on page 10 to address specifically Mr. Davis's involvement in Cheetah Holding Corp.

Conflicts of Interest, page 27

13.   As requested in prior comment 13, please remove or provide supplemental support for the following statements made in your filing:

- " In general, if [Mr. Davis's] friends, relatives and business associates are offered the opportunity to buy shares, they will do so."
- "Also, due the relative small size of the dollar offerings, usually no more the forty or fifty individuals or entities will be required to close an offering."

14.   You have revised your disclosure in response to prior comment 29 to state that each of the blank check companies with which Mr. Davis is affiliated has "passed a resolution under Delaware Section 122(17) which permits a corporation to 'renounce … any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.'" Please describe specifically the business opportunities or classes of business opportunities that each of Mr. Davis's blank check companies has renounced its interest in pursuant to such resolutions. In addition, explain the relationship between such waivers and the doctrine of corporate opportunities under Delaware law as it relates to the discharge of the duties owed by your sole officer and director to OICco Acquisition IV.

15.   In addition, your response to prior comment 29 states that you have attached the resolution of OICco Acquisition IV as an exhibit to the filing; however, we are unable to locate such an exhibit. Please file the resolution with your next amendment.

Unaudited Financial Statements for the period ended June 30, 2010, page F-11

16.   We note the adjustments made to your interim financial statements pursuant to prior comment 31. However, it appears that you did not address our prior comment in its entirety. Therefore we re-issue the comment as follows:

- Update your financial statements, including your Statements of Operations and Statements of Cash Flows, to comply with Rule 8-08 of Regulation S-X. Based upon these requirements, revise your financial statements to include Statements of Operations and Cash Flows for the six months ended June 30, 2010. Please also provide updated conforming disclosure where appropriate throughout the registration statement, including the summary financial data on page 7.

- Revise the headings in your Statements of Operations and Statements of Cash Flows to specify the period covered. For example, your financial statements for the period ended June 30, 2010 should be labeled "Six Months Ended June 30, 2010" as opposed to the "Period Ended June 30, 2010."

Unaudited Statement of Changes in Stockholders' (Deficit) Equity, page F-13

17.   Additionally, we note that your response to prior comment 31 did not address the fact that your Statement of Changes in Stockholders' (Deficit) Equity reflects a total stockholders' (deficit) equity balance of ($5,188) versus $0 as reported on your Balance Sheet as of June 30, 2010. Please revise the "Total" column in your Statement of Changes in Stockholders' (Deficit) Equity to present a balance as of June 30, 2010 that agrees with the amount on your Balance Sheet as of June 30, 2010.

Note A – Summary of Significant Accounting Policies, page F-15

18.   We note that you revised the disclosure in the footnotes to your interim financial statements for the period ended June 30, 2010 to address prior comment 33. However, we further note that the interim footnote disclosure on page F-15 continues to reference SFAS 7. Therefore, in future amendments, please revise any references to accounting standards in accordance with FASB ASC 105-10. In this regard, it is no longer appropriate to reference legacy FASB statements.

Signatures, page II-4

19.   The signatures of the company and its sole officer and director to this amendment are dated as of August 5, 2010, the same date as the signatures provided in the prior amendment. Please update the date of the signatures to the registration statement as appropriate in your next amendment.

Exhibit 5.1. Opinion of Harold Gewerter, Esq.

20.   We re-issue prior comment 34. Your response indicates that you have filed a revised legality opinion, but you do not appear to have done so. As previously requested, please have counsel provide a revised legality opinion that relates to all shares being registered for offer and sale by the company and by the selling shareholder under the registration statement.

21.   Further, we note that the legality opinion currently on file for the registration statement is unclear. In this regard, we note that it provides counsel's opinion that "the Shares will upon the effectiveness of the registration and the issuance of the share (relating only to the 2,000,000 shares to be issued by the Company under this registration) be duly and validly issued, duly authorized and are fully paid and non-assessable." Please have counsel provide a revised legal opinion that opines clearly on (i) whether the 1,000,000 (as opposed to 2,000,000) shares to be offered by the

company will when sold be legally issued, fully paid and non-assessable, and (ii) whether the 8,000,000 shares held by the selling shareholder are and will be when sold in this offering legally issued, fully paid and non-assessable.

Exhibit 23.1. Consent of Independent Auditor

22.   We note your response to prior comment 35. However, the consent issued by Sam Kan & Company continues to reference their consent to the "incorporation by reference" in the financial statements of their reports dated May 10, 2010. Therefore we reissue our prior comment. Please include a revised consent which reflects that the Report of Independent Registered Public Accounting Firm and the associated financial statements are included in this registration statement. In this regard, amend your filing to include a revised consent which clearly states whether your auditors consent to the inclusion of their report dated May 10, 2010 in the registration statement with respect to the balance sheet as of December 31, 2009 and the related statements of operations, stockholders' (deficit) equity and cash flows for the period from inception on December 22, 2009 through December 31, 2009. Ensure that the consent refers to the <u>current</u> date of the amended registration statement.

23.   Further, please have Sam Kan & Company revise its consent to consent expressly to reference(s) to that firm as an expert in the prospectus, for example on page 26. See Rule 436(b) under the Securities Act. In this regard, please also consider revising the prospectus to state clearly in an appropriate place that the audited financial statements included in your filing have been provided in reliance upon the report of Sam Kan & Company given its authority as an expert in accounting and auditing.

Exhibit 99a. Escrow Agreement

24.   We re-issue prior comment 36. Your response states that the escrow agent ClearTrust LLC is a "registered Transfer Agent with the SEC and also a licensed Trust Company," but this does not explain how you concluded that the escrow agreement complies with the requirements of Rule 419(b)(1)(ii), given that no insured depositary institution is a party to the agreement. Please provide further explanation of how you believe you will meet the requirements for an escrow account under Rule 419(b)(1), or file a new escrow agreement to which an insured depositary institution is a party.

You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (702) 382-1759
        Harold Gewerter, Esq.